SCHEDULE 14A

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a)
of the Securities and Exchange Act of 1934
(Amendment No. 1 )

Filed by the Registrant [  ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:
    [X] Preliminary Proxy Statement
    [   ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e) (2))
    [   ] Definitive Proxy Statement
    [   ] Definitive Additional Materials
    [   ] Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-12

Lenox Bancorp, Inc.

(Name of Registrant as Specified In Its Charter)

John C. Lame

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]      No fee required.

[   ]      Fee computed on table below per Exchange Act Rules 14a-6(i) (4) and 0-11.

  Title of each class of securities to which transaction applies:

  Aggregate number of securities to which transaction applies:

  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined)

  Proposed maximum aggregate value of transaction:

[ ]     Fee paid previously with preliminary materials.

[ ]     Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of this filing.

  Amount Previously Paid:

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  Date Filed:

REVISED PRELIMINARY COPY

April __, 2001

To All Lenox Bancorp, Inc. Shareholders

Dear Fellow Shareholder:

I am soliciting your proxy and vote for the election of myself and Guy Napier to the Board of Directors of Lenox at the May 9, 2001 annual shareholders’ meeting. Two directors are to be elected at this meeting. If you elect me and Mr. Napier, we, together with Gail Beheimer, will form a majority of the Board.

If I am successful I intend to implement structural and management changes to Lenox which I believe will make it more responsive to shareholders by increasing profitability and thereby shareholder value.

For some time the Board has been divided with Mr. Behymer and I generally disagreeing with the actions of the other three directors. I am nominating myself and Guy Napier to the two open Board seats. If this effort is successful, I believe that the majority of the Board members (Lame, Behymer and Napier) will be aligned with a different vision of the future of Lenox.

I Believe That Lenox Can Be Substantially Improved.

My plans to improve Lenox include the following:

  I will invest $250,000 in Lenox in the form of stock and believe that I can secure an additional $750,000 of stock investment for Lenox.

  Replace current management with persons who have a demonstrated record of successful operations of savings banks.

I believe the accomplishment of these two steps will give Lenox new direction and the financial capacity to realize upon the investment of the shareholders.

The business strategy of Lenox will be directed to at the needs of The Procter & Gamble Company community. At the same time, we will retain and cultivate the other components of Lenox’s customer base.

I Believe Lenox’s Performance Has Been Below Shareholder Expectations

In order to bring about the changes I believe are necessary at Lenox, it is necessary to change the control of the Board from those who have been in power since the Company went public to a new majority. I believe that Lenox has never performed well. Lenox suffered substantial losses of 18¢ per share in 1999 and 20¢ per share in 2000. The stock price of Lenox has declined from $10 per share when the Company went public in 1996 to $8.75 per share in a very illiquid market.

I urge you to take advantage of this opportunity to make these much needed changes in Lenox. If I fail in this effort, there may not be another opportunity.

I Need Your Support.

I believe this will be a close election. Every vote will count.

If you have any questions or need further assistance, please contact my proxy solicitor MalCon Proxy Advisors, Inc., 130 William Street, New York, NY 10038, (800) 475-9320 or me at 1260 Hayward Avenue, Cincinnati, Ohio, 45208, (513) 321-7405.

Please sign, date and return the enclosed WHITE proxy card today. Call me if you have any questions.

Thanks for your help!

____________________________ John C. Lame (513) 321-7405

REVISED PRELIMINARY COPY

MATTERS CONCERNING THE MEETING:

  Date: May 9, 2001

  Place: 4730 Montgomery Road, Norwood, Ohio

  Record Date for determination of shareholders entitled to notice and to vote at the meeting: April ___, 2001

  Election of Directors: Two directors are to be elected

You may vote in person at the meeting or by proxy. I recommend that you give me your proxy so that I can be sure it is cast at the meeting in the event you cannot attend. You can always revoke this proxy before it is voted by delivering to Lenox a written revocation, submitting a new one bearing a later date, or voting in person at the meeting.

While I do not anticipate any other business being transacted at the meeting, the proxy will grant me the authority to vote your shares in my discretion on any other matters of which I do not know a reasonable time before this solicitation are to be presented at the meeting. The proxy will grant me authority to vote your shares in my discretion on postponing or adjourning the meeting. I will not raise any additional matters except in response to new items that may be raised by Lenox’ present management.

THE NOMINEES

I am soliciting your proxy for the election as director of Lenox of Guy Napier and me:

John C. Lame Age: 44 1260 Hayward Avenue Cincinnati, Ohio 45208

John C. Lame has been involved in the financial planning and investment advisory and brokerage business in Cincinnati since 1991. He served six years with Merrill Lynch and in 1997 assumed his present position with UBS Paine Webber, Inc. Mr. Lame was a finance manager at Procter & Gamble for twelve years from 1970 - 1991. He was elected to the Board of Directors of Lenox in 1998 for a term expiring in 2001.

Mr. Lame beneficially owns 28,309 shares or 9.9% of Lenox' outstanding common stock.

Guy E. Napier Age: 49 2265 Grandin Road Cincinnati, Ohio 45208

Guy E. Napier has been a professional consultant at The Partnering Group since July 1996. He was Vice President, Packaging Services of Duramed Pharmaceuticals for one year prior to joining The Partnering Group. Mr. Napier also worked for The Procter & Gamble Company from 1973 to 1995. From 1993 to 1995, Mr. Napier served Procter & Gamble as its Managing Director, Worldwide Strategic Planning, Paper Products. Mr. Napier's wife is vice president of North America pharmaceuticals for Procter & Gamble.

Mr. Napier beneficially owns 7,000 shares of the outstanding common stock of Lenox.

Mr. Napier and I have filed with Lenox our consents to being named as nominees in proxy materials and to serve as directors of Lenox if we are elected.

The schedule that appears below sets forth information regarding transactions by Mr. Lame and Mr. Napier in the common stock of Lenox within the past two years.

MISCELLANEOUS

I am bearing the costs of this effort to elect myself and Guy Napier as directors of Lenox. I believe that the soliciting costs of the opposition candidates is being paid for by Lenox. If Mr. Napier and I are elected, I will request reimbursement of the expenses of this solicitation from Lenox by either cash payment or payment of Lenox stock. Shareholders of Lenox will not be asked to vote on the reimbursement of solicitation expenses. I will be soliciting proxies by mail, advertisement, telephone, facsimile or in person. I estimate the cost of this solicitation to me will be $30,000.

Besides standard director fees and compensation to which other non-employee members of the Board of Lenox may be entitled, there is no arrangement or understanding involving Mr. Napier or me or any affiliate of either one of us that relates to future employment by Lenox or any future transaction with Lenox.

Proxies may be solicited by mail, advertisement, telephone, facsimile or in person. I have retained MalCon Proxy Advisors, Inc. to act as my solicitor in this proxy solicitation. Approximately ____ employees of MalCon will engage in the solicitation. I have agreed to pay MalCon a fee of up to $20,000 for advisory services and certain out-of-pocket expenses. MalCon has also agreed to provide consulting and analytic services and act as proxy solicitor with respect to banks, brokers, institutional investors and individual stockholders.

Costs related to the solicitation of proxies include expenditures for attorneys, solicitors, printing, postage, and related expenses and filing fees and are expected to aggregate approximately $30,000 of which $______ has been spent to date. The portion of such costs allocable solely to the solicitation of proxies is not readily determinable. Actual expenditures may vary materially from the estimate, however, as many expenditures cannot be readily predicted. The entire expense of preparing, assembling, printing and mailing these materials and any other materials and the cost of soliciting proxies will be borne by me.

Banks, brokerage houses and other custodians, nominees and fiduciaries may be requested to forward my solicitation materials to the beneficial owners of the shares they hold of record, and I will reimburse them for their reasonable out-of-pocket expenses. If your shares are registered in your own name, you may mail or fax both sides of your proxy card to me at the address or fax number listed below.

If you have any questions or require any assistance in executing or delivering your proxy, please call me at (513) 321-7405 or contact MalCon Proxy Advisors, Inc., 130 William Street, New York, NY 10038, (800) 475-9320.

Only Lenox shareholders of record on the record date will be entitled to notice of and vote at Lenox’ annual meeting. Each Lenox share is entitled to one vote. Based on publicly available information, I believe that there are 285,028 shares of Lenox common stock issued and outstanding. Lenox directors are elected by a plurality and the nominees who receive the most votes will be elected. Lenox shareholders are not entitled to cumulate their votes. If Mr. Napier or I am unable to serve as a director of Lenox for any reason, I will nominate additional persons as substitute nominees to be elected at Lenox’ annual meeting.

Lenox stockholders will not be entitled to vote on my plans with respect to Lenox’ operations unless those plans involve a merger, substantial issuance of Lenox stock requiring shareholder approval under Ohio law or similar matters required to be voted upon by shareholders under Ohio law. If Mr. Napier and I are elected directors, we will have fiduciary duties to Lenox stockholders, and, in the exercise of these fiduciary duties, we may change our plans to meet then current circumstances.

REGULATORY REQUIREMENTS

I have submitted a change in control application to the Office of Thrift Supervision. The approval of this application is necessary in order to enable me and Mr. Napier to take our seats as directors if you elect us. We have no reason to believe that the application will not be granted. On the other hand there can be no assurance that it will be granted. If the application is still pending and has not been granted by the time of the vote on May 9, 2001 and we are elected as directors, the current Board of Directors will remain in control of Lenox unless and until the change in control application is approved by the OTS.

Since March 1, 1999 Mr. Napier and I have had the following transactions in Lenox Common Stock:

John C. Lame

Date 3/17/99 3/23/99 10/26/99 12/10/99 8/21/00 3/19/01

              Purchase or Sale

Purchase on Open Market

Purchase on Open Market

Acquisition of shares from wife in a private transaction

Gift to Greater Cincinnati Foundation

Acquisition of Restricted Shares from Lenox as director compensation

Acquisition of shares in a privately negotiated transaction from business partners

	Number of Shares 2,000 480 23,557 10,000 85 6,480	Price Per Share $18.41 $18.49 N/A N/A N/A $10.00

At March 1, 2000, I owned beneficially 28,309 shares of Lenox Common Stock. I financed these holdings by cash in hand and bank loans in the ordinary course of business.

Guy Napier

Date 8/23/99 8/23/99 8/24/99 8/26/99 9/8/99 9/13/99	Purchase or Sale Purchase on Open Market Purchase on Open Market Purchase on Open Market Purchase on Open Market Purchase on Open Market Purchase on Open Market	Number of Shares 200 800 1,000 1,000 2,000 2,000	Price Per Share $15.78 $16.78 $17.53 $16.03 $16.03 $16.03

At March 1, 2000, Mr. Napier owned beneficially 7,000 shares of Lenox Common Stock. He financed these holdings through his IRA.

REVISED PRELIMINARY COPY

THIS PROXY IS SOLICITED ON BEHALF OF JOHN C. LAME

PROXY FOR ANNUAL MEETING	The undersigned hereby appoints JOHN C. LAME proxy of the undersigned, with the power of substitution, to vote all shares of FOR Common Stock which the undersigned would be entitled to vote on the matters specified below and in their discretion with respect to such other business as may properly come before the Annual Meeting of Shareholders of Lenox Bancorp, Inc. to be held on May 9, 2001 at 3:00 p.m. Eastern Time at 4730 Montgomery Road, Norwood, Ohio or any adjournment of such Annual Meeting.

1. Authority to elect as directors the two (2) nominees listed below.

      FOR________             WITHHOLD AUTHORITY___________

JOHN C. LAME, GUY NAPIER

WRITETHE NAME OF ANY NOMINEE(S) FOR WHOM AUTHORITY TO VOTE IS WITHHELD

________________________________________

THIS PROXY WILL BE VOTED AS RECOMMENDED BY MR. LAME UNLESS A CONTRARY CHOICE IS SPECIFIED.

(This proxy is continued and is to be signed on the reverse side.)

REVISED PRELIMINARY COPY

Date , 2001 (Important: Please sign exactly as name appears hereon indicating, where proper, official position or representative capacity. In the case of joint holders, all should sign.)

THIS PROXY IS SOLICITED ON BEHALF OF JOHN C. LAME